UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

SLINGSHOT USA, LLC

(Exact name of issuer as specified in its charter)

Delaware	81-1996711
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

1209 Orange street, Wilmington, DE	19801
(Address of principal executive offices)	(Zip code)

(650) 704-3521

(Registrant’s telephone number, including area code)

Preferred Units

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “Slingshot USA," "the Company," “our”, or "we" refers to Slingshot USA, LLC.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. BUSINESS

Introduction

Slingshot USA, LLC is an entertainment company formed on September 14, 2021, under the laws of Delaware, as a limited liability company, with the election to be taxed as a Corporation. Our business plan is to develop, produce, distribute, market, finance, and monetize a feature-length animated film based on the biblical story of DAVID. In this sense, we are like thousands of other entertainment companies worldwide.

Slingshot USA is an entertainment company created to be owned by community fans and fellow believers. We’re taking advantage of historic new equity crowdfunding laws that allow the public to invest in our Company in its earliest stages of development. With Slingshot USA, our community has the opportunity to own part of the Company, get behind the scenes, and — if we are successful — our community may share in the rewards!

For decades, Hollywood giants Pixar, Disney, and DreamWorks have demonstrated animated movies' potential to reach a massive, diverse audience and generate huge returns. Even though animation comprises a tiny percentage of all films made (11 of the top 50 grossing movies of all time are animated features), movies like Frozen (1&2), The Incredibles, Minions, and Toy Story (3&4) have all grossed over $ 1 billion. When done right, there is also a significant appetite for faith-based movies with world-class production and entertainment value. In 1998, Prince of Egypt grossed $218 million at the Box Office alone, with substantial home entertainment, music, and licensing revenues. Passion of the Christ, Heaven is For Real and I Can Only Imagine are other faith-based movies that have performed incredibly well financially, and The Chosen series (distributed by our partners Angel Studios) is a very current example of the market potential for Christian content. We believe DAVID has the potential to be a mainstream success and reach an audience from all countries and cultures while having special resonance and appeal to the faith community.

Large studios have historically dominated the cinema industry, and it's very difficult for small studios to have successful releases in the theatrical space. However, we are right in the middle of one of the greatest disruptions the world has seen in terms of how films are distributed and consumed, and we feel there is an opportunity to achieve unprecedented distribution for an independent film by first creating a movie of incredible quality, and secondly through a distribution strategy that is innovative and harnesses the incredible power of community. DAVID fills a hole in the industry; with drama, adventure, and courage to captivate beyond most faith-based films.

We founded Slingshot USA because we saw a great opportunity created by the JOBS Act. Fans hold great power in the entertainment industry. After all, we’re the ones who buy the tickets, pay the subscriptions, and decide what to watch. Individually each of us is just a consumer, but when we band together we have undeniable power. Completing a major global theatrical release can feel insurmountable, but we face this giant with confidence that we “can do all things through Christ” (Philippians 4:13). And now, thanks to the disruptive new capabilities of equity crowdfunding, together we can see biblical stories told with the same quality as Disney or Pixar. The biblical story of DAVID is one of the most loved in history. DAVID’s creators are bringing this story to the screen with the moving authenticity of Prince of Egypt paired with the modern animation and musical fun of Moana or Tangled.

DAVID is a major animated feature film being created for a wide audience to share the epic biblical story of DAVID with families across the world. Our vision is a cinematic masterpiece that can stand proudly alongside the most iconic films in the history of this genre. DAVID's life is one of the most compelling stories of human history and points to God in a way that challenges the image that many have of an austere, unapproachable, and distant deity. "I have found David son of Jesse a man after my own heart." (Acts 13:22). We believe that DAVID's story is best told in the medium of animation as none other can reach a global audience of every culture, gender, age, and language in the same capacity.

What happened to date and what’s happening next

$39.8m Funding Secured
$10.6m Preferred Unit Subscription Agreement
$10.6m Funding Required

Project progression

An initial research trip was made in 2014, to earmark the first of many research trips to understand DAVID’s time.

In 2016, Miombo Enterprises Proprietary Limited (trading as “Sunrise Productions”) was contracted by Slingshot Productions Limited to create a 5-minute  demo video (The DAVID Demo). This was completed in 2017 and can be viewed here: https://youtu.be/8NUsnQ1EcOo. The DAVID Demo was produced for $2,500,000 and involved a team of approximately 120 animation production professionals. The DAVID Demo demonstrates the standard of animation fitting for a major theatrical release, and provides a sense of aesthetic, story sensibility, and tone, and is considered crucial for raising sufficient capital to produce DAVID as a major animated motion picture.

A research trip was taken by the department leads to Israel, both to research story and world and to aid the visual treatment for the Demo.

  Between 2018 and 2020, a further $17,200,000 was raised by Slingshot Productions Limited to commence DAVID’s production, which entailed building a world-class team of production leads through our animation service provider, Sunrise Productions, who led an international team of 150 people across the following categories of work:

•	Story: 3 drafts of the screenplay and two full animatics.
•	Character Design: Concept Art, Character design, modeling turnarounds, poses, and animation tests for the main characters in DAVID.
•	Production Design: Hundreds of original pieces of artwork created, visual treatment, use of light, and visual themes.
•	Cinematography: During Chapter 2, our cinematography department, led by the Director of Photography, Michael Sparber, worked closely with the writers and directors to define the choice of camera position, movement, angle, framing, and lenses to best capture the vision of the directors and create an epic, cinematic feel for DAVID.
•	Pipeline Technology: We worked with leading digital artists and tech experts to create a production pipeline integrating open-source technology with in-house tools for DAVID's production.
•	Render Test.
•	Music Development: Grammy-awarded songwriter, Jonas Myrin, led the development of a musical approach and composition of 12 original songs for what will be a true musical film.
•	Research: We conducted four research trips to Israel, with thirteen key team members involved across the various trips. Our vision for DAVID is a genuinely authentic feature film that transports the audience into the time and world in which our story is set.

  Production progressed, and the following areas of work were completed:

•	Story: Draft 4 completed
•	Animatics up to draft 3 completed
•	5 trips to Israel for further research and development
•	Character design
•	Environmental design
•	Pipeline development and testing
•	Animation tests
•	Commencement of modeling the world and characters
•	Development of 20 songs
•	Voice-over philosophy and strategy developed

Screenplay and character design completed.

Since the second feature film in history, the art of cinematography has shaped the look and "feel" of every movie.

This special layer of language and style tells a story-with-in-the-story of each film. We wanted DAVID to have a crafted look and camera language that support the era, the genre, the characters, and, of course, the story.

Most of all camera language and style are created via the basic elements of position, movement, and angle or framing. Choosing unique combinations of these for beats in the film or actions and feelings of each character gives the Director of Photography the right equation to support the original intent of the writers and the Director; a great Director of Photography will substantially enhance and magnify the storytelling.

One of the most challenging problems to solve in animated features is that computer-based cameras have no constraints or limitations – they are not bound to the laws of physics. Traditional filmmaking, where an audience unconsciously learns their preferences for film, is bound by the camera's physical size and weight, the amount of light it captures, and the lens that can be used. For an Animated Feature to "feel" like an epic motion picture, the creators must imitate these limitations, or the audience will feel a sense of uncanniness, that something is "wrong." With the experience of our Directors of Photography and Visual Effects Supervisor, these camera and lens constraints can be perfectly imitated, and the artistic feel and style of an epic feature film can be preserved – even though every element of DAVID are pixels being generated by hundreds of computers.

Completion of the following specific to Characters by January 2023: Rigging, Surfacing, Hair and Groom, Cloth, and Tailor. Completion of Previz.

Character modeling will be completed by April 2023.

Layout will be completed by December 2023.

By May 2024, we plan to complete Animation, Crowd Animation, and Technical Animation.

Completion of Visual FX, Character FX, and Set Dressing by August 2024.

By November 2024, we will finalize the final production step by completing the music. This projection could be earlier since we have quicker progress on obtaining the required funding for the DAVID project.

Music and song are such an important part of our movie. DAVID called himself Israel's singer of songs. This is not an afterthought; it is something we are developing along with the story and artwork, so it is woven into the movie's fabric. We have been collaborating with Jonas Myrin on the songs and Pressure Cooker Studios on the score. Jonas has such a sensitive spirit and can find the human heart and theme of a song that will resonate with all who hear it. These are not just pieces of entertainment; they are reflections on the human condition, and they have the ability to really connect on a deeper level.

Pressure Cooker's inclusion allowed us to elevate Jonas' music and weave the themes into screening in a wonderful way. The music team has loved being involved this early and has helped lay a fantastic platform for moving forward.

As we embark on the awesome task of bringing one of history's most iconic characters to life we are aware that, even though it is a story all cultures can relate to, it is rooted in Israelite and Jewish traditions. As such we are paying careful attention in all production phases to let that culture and authenticity shine through. Members of our production team have made multiple trips to Israel to seek out the authentic and immerse themselves in the culture.

We have spent lots of time in museums in Israel, spent time out in nature, consulted some of the best advisors around the world, and dug deep into literature and records for clues to the look, feel, and music during the time of DAVID. Jonas spent three weeks there before starting work on the music last year for inspiration, and the first few songs written for the film were born there. Jonas met and worked with Israeli musicians while there and has built relationships with Rabbis and Hebrew speakers to really delve into the heart of the culture and its music. Unfortunately, Jonas and the Pressure Cooker team could not travel to Israel again this year due to the pandemic. They planned to take the songs and music and connect with local Israeli musicians to find another level of authenticity in the orchestration and instrumentation. Fortunately, there is still time for this; it will be done when the opportunity arises.

Feature Film Financing

Since the start of the project, $60.9 million in funding has been required to pay for the production cost of the DAVID movie and other running expenses until the movie's launch, when revenue will be generated. From 2016 to 2022, the production and running costs were financed by Slingshot Productions Limited, the Company’s controlling parent company, and were issued Preferred Units of $19.6 million in return.

During 2022, the Company raised $7.1 million through Reg CF, D, and A+. During 2023, to date, the Company raised $13.9 million via Reg A+ and Slingshot USA has a binding subscription agreement to call up to $10.6 million Preferred Units from Slingshot Productions Limited. The Company may elect to receive all or any portion of the $10.6 million, subject to other investor interest.

Considering all the existing guaranteed funding and subscription agreements, which amounts to $50.4 million, the Company requires another $10.6 million, which ideally will be raised through Reg A+.

The Company associates great value in building an audience through crowdfunding and, therefore, will opt to raise as much crowdfunding as possible. The binding subscription agreement to call up to $10.6 million Preferred Units will consequently only be used if crowdfunding could not be raised for the amount or via other funding.

How Will We Make Money

Entertainment is a complex and rapidly changing industry that employs a variety of business models for the production, distribution, and monetization of content. While there are many ways a company can make money in entertainment (and even more ways to lose it!), we focus on parts of the value chain where having a built-in audience can provide a competitive advantage.

We are planning for a global theatrical release of the DAVID movie. We will be exploring several ancillary revenue streams that we believe are possible from the DAVID brand, as well as two additional biblical/faith series that may be developed to be created from DAVID revenue, to develop and produce new faith film/series content within Slingshot USA.

Retail products, publishing, gaming, and other licensing constitute a significant revenue stream for successful animated movies. We plan to exploit DAVID's vast merchandise potential. We have already developed plush toys, puzzles, and apparel for kids while developing journals, books, and many other functional and inspirational products for adults.

We have launched an initial range of merchandise through the Angel app and online store (https://shop.angel.com/pages/david). One of the unique opportunities the crowdfunding and community-building model offers is the ability to build a merchandise range and business while still making the movie.

Our strategy for DAVID is to release five Young DAVID animated shorts in 2023 as a prequel to the DAVID feature scheduled for release in 2025. This lays the platform to continue creating further seasons of Young DAVID content for years after the feature film’s release. This is vital in maintaining licensing activities and product retail for years beyond the initial feature film release.

After the successful theatrical release, we will release DAVID for television and streaming rights. Walt Disney essentially pioneered themed physical experiences, but the advance of projection mapping, AR, VR, and other technology have catalyzed a proliferation of immersive experiences, from Van Gogh's art experiences to movies and television shows. To oversee the development of the DAVID Immersive experience, we have engaged a former Disney Imagineer and Universal Studios Senior Director. We are also working with industry leaders as our service partners.

DAVID is a musical animated movie with exceptional potential for a stage adaptation, which could be a further ticket sales generator.

We will also explore revenue potential from music publishing and broadcast and streaming of the Young DAVID series. We are considering producing two further seasons of Young DAVID (after which ongoing seasons can potentially be financed from profits), as well as developing two brand new series properties and producing the first two seasons of each.

Employees

As of April 2023, we have eight part-time employees or contractors that typically work between 1 and 20 hours per week and a variety of other part-time employees/independent contractors we use on an as-needed basis.

Competition

Thousands of other companies are involved in creating and monetizing entertainment content, from giant international conglomerates to small independent creators. Many of these companies are potential competitors because we compete to develop consumer entertainment. Major animation studios, including Pixar, Disney, Dreamworks, Sony, and others, Independent faith film and TV productions, Streaming services offering film and series content of all genres, including Netflix, Amazon Prime Video, Disney+, and others.

Intellectual Property

The Company is a new business and, amongst other assets, owns the DAVID demo and the intellectual property and rights associated with the DAVID movie. An initial demo of the DAVID movie was created and produced by Slingshot Productions Limited, a private company organized and existing under the laws of the Republic of Mauritius ("Slingshot Productions Limited"). On November 8, 2021, Slingshot Productions Limited sold the DAVID movie demo, as well as all intellectual property related to the DAVID movie, to the Company, in exchange for 50,400,000 Common Units and 19,600,000 Preferred Units of the Company.

The Company entered into a contract with Miombo Enterprises Proprietary Limited (trading as “Sunrise Productions”), a computer animation studio based in Cape Town, South Africa, with respect to the development and creation of DAVID, which commenced with the Regulation CF funding. The owner of Miombo is also owner of 50% of Slingshot USA, LLC’s common units via The Gideon Trust.

Litigation

Slingshot USA, LLC, has not been involved in any litigation, and its management is unaware of any pending or threatened legal actions relating to its intellectual property, business activities, or otherwise.

The Company’s Property

Slingshot USA, LLC, does not own or lease any real estate, office space, or significant tangible assets. Operating mostly virtually, the Company has coworking working spaces with Slingshot Productions Limited.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, include forward-looking statements that involve risks and uncertainties.

Overview

Slingshot USA, LLC (the “Company”) is a limited liability company organized in the state of Delaware on September 14, 2021, and made the Federal tax election to be taxed as a C corporation. The Company is partly co-owned by Slingshot Productions Limited and The Gideon Trust and does not have a finite life. Member liabilities are limited to the amount of equity contributions.

Going Concern Statement

Slingshot USA, LLC, is yet to be profitable, so we rely upon funds from investors (along with any profits we make from our business) to pay for our operations. This is common for most startups and the reason those startups raise money.

The Company requires funding for operational, production, and advertising costs, collectively called the "Running cost," until the DAVID movie is released and generates significant revenue. The movie's release is planned, at the latest, for August 2025, and the total running cost till then amounts to $61 million. The Company has raised funding of $39.8 million and has a binding subscription agreement to call up to $10.6 million from Slingshot Productions Limited. To cover the entire $61 million Running cost, the Company must find funding for the remaining $10.6 million.

Once the Company starts earning significant revenue from the movie, it can cover the Running cost going forward.

Upcoming warrants

The Company has been issued Preferred Units at $1 per unit since its first year of operation and continued to do so during Reg CF and Reg D equity offerings. As the Company prepares to release its movie, it launched Reg A+ at a higher price of $1.25 per preferred unit. However, given the high costs of running crowdfunding campaigns, the Company has decided to keep its Reg D issuances at $1 per preferred unit.

In March 2023, Slingshot Productions Limited committed to invest $11 million at $1.25 per preferred unit, and simultaneously, the Company issued 2,200,000 warrants with an exercise price of $0.01 per preferred unit to Slingshot Productions Limited.

2022 Operating Results

Financial Performance:

The Company is still producing DAVID and therefore no sales to date. We do anticipate other revenue streams to start flowing in and we are optimistic that sales will grow as we approach the launch of DAVID.

Our advertising expenses rose to $973k in 2022, compared to $844k in 2021. This expense is directly linked to our crowdfunding campaigns, with our spending slightly elevated for the latter Regulation A+.

Our Company incurred professional fees in 2022. Professional fees increased to $504k from $220k in 2021. The increase is due to us operating a full year in 2022 and only a few months in 2021.

Our operating loss before tax was $1,485k in 2022, up from $1,075k in 2021. Since our Company is not generating significant revenues yet, we expect operating losses to increase year-on-year until the movie's release.

We had a net loss of $1,485k in 2022, whereas we recorded a loss of $1,075k in 2021.

Financial Position:

Our Company had cash and cash equivalents of $2,345k as of December 31, 2022, a substantial improvement from $11k as of December 31, 2021, which is due to the Company’s crowdfunding campaigns. Our accounts receivable decreased to $700k in 2022 from $2,200k in 2021, which mainly relates to certain rights associated with the Young DAVID series that we sold to a distributor, payable over an agreed period. The subscription receivable of $500k as of December 31, 2022 was collected in cash on January 12, 2023. Our current assets increased from $2,211k as of December 31, 2021 to $3,580k as of December 31, 2022, mainly due to the cash inflow from our crowdfunding campaigns.

Our non-current assets increased to $22,454k as of December 31, 2022 from $19,900k as of December 31, 2021. The increase was attributable to the capitalization of the DAVID movie production costs. Our total assets increased to $26,034k as of December 31, 2022 from $22,111k as of December 31, 2021.

Our trade and other payables decreased to $37k as of December 31, 2022 from $163k as of December 31, 2021. Accounts payables to a related party decreased to $712k as of December 31, 2022 from $2,200k as of December 31, 2021, which is related to the production of the David shorts. Our short-term loan increased to $897k as of December 31, 2022 from $688k as of December 31, 2021, which related to an interest free loan for the crowdfunding advertising. Our current liabilities decreased to $1,840k as of December 31, 2022 from $3,286k as of December 31, 2021.

Our preferred and common units increased to $26,754k as of December 31, 2022 from $19,600k as of December 31, 2021 due to the crowdfunding campaigns in the 2022 financial year. Our accumulated deficit rose to $2,560k as of December 31, 2022 from $1,075k as of December 31, 2021. Our total members' equity increased to $24,194k as of December 31, 2022 from $18,524k as of December 31, 2021. Our total liabilities and members' equity increased to $26,034k as of December 31, 2022 from $22,111k as of December 31, 2021.

Overall, our Company's financial position improved in 2022, mainly driven by the successful crowdfunding campaigns and the capitalization of production costs for the DAVID movie. We anticipate sales will increase closer to the movie's launch, and we remain committed to managing our expenses effectively to ensure we achieve our financial objectives.

MANAGEMENT EVALUATION OF OPERATING RESULTS

At this stage, there are two key drivers for the Company – our production schedule and the funding thereof. We are delighted with both and are well on schedule as originally planned. We were amazed at the interest that the crowd showed in support of the DAVID project in our Reg crowdfunding round. We raised over $2 million in the first week. We also received hundreds of messages from people saying how interested they are in the project and can't wait for the final product. Our Regulation A+ has also been successful thus far.

Since commencing the DAVID project, we have required $61 million in funding. At the end of April 2023, $50.7 million was fully funded through private investments and Regulation CF, D, and A+ crowdfunding. The JOBS Act has created an opportunity for us to build a new type of company with the viewers able to invest in a project that they believe in, and for this reason, we prefer that the crowd investment grow as much as possible.

We have funding that management believes will be closed out within the next few months, however these are ignored for discussion purposes as it is not certain that it will come to fruition. Investors keep showing interest in investing in DAVID, so the private investments could grow quickly. The Company has a binding subscription agreement to call up to $10.6 million Preferred Units from Slingshot Productions Limited. We prefer to use this only as a bridging funding and have this $10.6 million also funded by the crowd, although this is optional for the project to come to fruition. We still require $10.6 million in crowd Funding or other investments and we feel optimistic that we will receive this by the end of 2023, although there is no assurance.

With the production budget significantly funded sooner than we expected, we can speed up the production schedule and possibly release the movie earlier. It also allows management to focus on other key areas like the upcoming release of the Young DAVID series.

Key Performance Metrics

As a startup, our primary focus is the success of DAVID. We consider three primary metrics when evaluating projects and initiatives.

Funding - At Slingshot USA, we understand that securing the necessary funding is crucial to the success of the DAVID movie. Building and expanding our community is key to achieving our long-term goals. Here are some of the key performance metrics for our funding:

-	Crowdfunding Success: Our recent Reg CF crowdfunding campaign and Regulation A+ crowdfunding raised a record-breaking amount in the entertainment industry, demonstrating our community's strength and growth potential. We plan to leverage this success to build our community further and generate interest in our movie.
-	Angel Partnership: Our partnership with Angel has the potential to amplify our community further and increase our following once the movie is ready for release. We are excited about the opportunities this collaboration will provide and the potential for continued growth.
-	Funding Status: We are pleased with our progress in securing funding for the project. The production budget is almost entirely funded, and we have secured a bridge funding to cover any remaining expenses. However, we remain committed to obtaining more crowdfunding to increase our following and community engagement.

Production – we understand that producing a top-quality movie is essential to our success. Here are some key performance metrics for our production:

-	Timeline: We are pleased to report that our timeline for production milestones is on track. Despite facing unexpected challenges along the way, our team has demonstrated their expertise and dedication to the project. We are confident that we will remain on target for production completion.
-	Quality Assurance: We take great pride in the quality of our work and are committed to maintaining the highest standards throughout production. While we have not had many screenings at this stage, early feedback from those who have seen the production work has been overwhelmingly positive. We will continue to monitor this quality assurance metric through ratings from test screenings, critical reviews, and audience feedback, among others.
-	Budget: We are closely tracking our production budget and have adjusted to ensure we can maintain our high standards while meeting our target timelines. Being efficient with our resources will allow us to speed up production and bring the movie to audiences as soon as possible.

Distribution - Finally, the project's success will depend on the distribution strategy used to maximize revenue potential. The key performance metrics for distribution will include the following:

-	Distribution channels used (e.g., theatrical release, online streaming, DVD sales, etc.);
-	Revenue generated from each distribution channel;
-	Number of countries where the movie is released and the revenue generated in each market; and
-	Marketing and promotion metrics include the number of trailers viewed, social media engagement, and press coverage.

Slingshot USA’s Projects

The Company classifies projects to fall into one of three stages:

1.	“Active Projects” are projects that have made it into production or have already been released.

2.	“Completed Projects” are Active Projects that have reached a point where we don’t expect them to generate significant additional revenue.

3.	“Development Projects” are projects in development that have yet to secure a release.

Projects

Slingshot USA defines “Active Projects” as projects that are either in production or have secured a release. Any revenue generated by an Active Project is included as Project Revenue during the appropriate reporting period. If an Active Project reaches a point where we do not expect it to generate significant additional revenue, we consider it a “Completed Project.”

As of April 2023, Slingshot USA has the following Completed Projects:

DAVID demo

As executive producers and equity investors in this feature film, Slingshot USA, LLC have the potential to earn revenue based on all revenue sources associated with the film. We also financed the soundtrack, providing an additional source of potential revenue, and secured a merchandising license that has allowed us to produce a robust line of consumer products tied to the film.

As of April 2023, Slingshot USA has the following Active Projects:

DAVID

The biblical story of DAVID is one of the most loved in history. DAVID’s creators are bringing this story to the screen with the moving authenticity of Prince of Egypt paired with the modern animation and musical fun of Moana or Tangled.

Our vision is a movie that delights and entertains a wide global audience while delivering a powerful spiritual impact and providing a glimpse of God's heart.

“I have found DAVID son of Jesse a man after My own heart.” (Acts 13:22). The film is expected to release, at the latest, in August 2025.

DAVID is one of the most inspiring characters in human history. As a boy, he fought Goliath because no one else dared, and a few years later in life, his courage and faith inspired a generation of giant slayers. His greatest achievement was not defeating a giant but inspiring a nation to BELIEVE! Warrior, poet, shepherd, worshipper and king, DAVID's life is one of incredible color and energy.

This project concerns more than a shepherd boy who took on a giant. DAVID's story is among the most compelling in history. It points to God and challenges the image of an austere, unapproachable, and distant deity. DAVID portrays the possibility of a living, breathing, and transformative relationship with God. A gifted musician and songwriter, DAVID wrote half of the Psalms! What better way to portray his life than through a musical?

Grammy Award-winning Jason Halbert is the project’s Executive Music Producer. For over 15 years, Jason has produced and directed for Kelly Clarkson, including The Kelly Clarkson Show.

Before teaming up with Kelly, Jason was highly successful in the Christian music industry. He started his career at 19 as a keyboardist for DC Talk before founding Sonicflood. He works alongside leading artists across the Christian and secular music industries.

Jason is joined by songwriter Jonas Myrin, who won the Grammy Award for Best Christian Song with Matt Redman. Besides his prolific writing in Christian worship, Jonas has written for mainstream artists, including Celine Dion, Nicole Sherzinger, and Andrea Bocelli.

We believe DAVID will become the most-viewed animated film of all time – an epic biblical story to delight the faith audience while drawing a broader mainstream audience. (Although, there is no assurance this will occur.)

LIQUIDITY AND CAPITAL RESOURCES

Slingshot USA, LLC is a relatively new company that has required significant funding to get its operations off the ground. The Company's group parent companies, A2G Group of companies through Slingshot Productions Limited, has already invested $19.6 million in the project and committed an additional $11 million, alongside the $5.3 million and $1.4 million raised from Regulation CF and D crowdfunding, respectively. The Company has a binding subscription agreement to call up to an additional $10.6 million of Preferred Units from Slingshot Productions Limited. The total funding and pipeline funding amount to $50.4 million, with an additional $10.6 million required through crowdfunding or private investment to fully fund the Company up to the projected release of DAVID.

From a liquidity perspective, the Company believes it has adequate funding to cover its operational and funding marketing expenses up until October 2024. However, it is important to note that the Company is still in the pre-revenue phase and is not expected to earn significant revenue until August 2025, when the movie is expected to be released. Therefore, the Company may require additional funding to cover any unforeseen expenses that may arise before it starts generating revenue.

From a capital resources perspective, the Company has a binding subscription agreement to call up to $10.6 million for Preferred Units from Slingshot Productions Limited, which provides it with some financial flexibility to bridge the gap between funding and the $61 million required. Additionally, the Company has historically received significant investment commitments from various sources, including the A2G Group of companies, Angel, and Winsome Truth Incorporated. This suggests that investors are confident in the Company's ability to produce a successful movie and generate significant revenue in the future.

Overall, while the Company appears to have adequate funding to cover its current expenses, it may require additional funding to cover any unforeseen expenses that may arise. The Company's ability to generate revenue from the DAVID movie in August 2025 (latest anticipated release date) will be critical in determining its long-term liquidity and capital resources.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies.”

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "emerging growth company" for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we will cease to be an "emerging growth company" as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to report publicly on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "emerging growth companies" under the Exchange Act. The differences include but are not limited to, being required to file only annual and semiannual reports rather than yearly and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our shareholders could receive less information than they might expect to receive from more mature public companies.

ITEM 3. MANAGERS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The Company’s executive officers and board of managers are as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part- time)/full-time
Sanet Kritzinger	Co-Founder, Executive Manager	50	Appointed to an indefinite term of office in September 2021	Full-time
Osment Philip Cunningham	Co-Founder, Executive Manager	53	Appointed to an indefinite term of office in September 2021	Full-time
David Michael Brett Johnson	Executive Manager	67	Appointed to an indefinite term of office in September 2021	5 hours
Bernardus Johannes Lans	Secretary	46	Appointed to an indefinite term of office in November 2021	Full-time

Sanet Kritzinger – Co-Founder, Executive Manager

www.linkedin.com/in/sanet-kritzinger-06509210

Osment Philip Cunningham – Co-Founder, Executive Manager

www.linkedin.com/in/phil-cunningham-b2aa2519

David Michael Brett Johnson - Executive Manager

www.linkedin.com/in/thebrettjohnson

Bernardus Johannes Lans - Secretary

 www.linkedin.com/in/bernarduslans

COMPENSATION OF MANAGERS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2022, we compensated executive officers and managers as follows:

	Capacities in which compensation was received	Salary ($)	Other Non-Cash Compensation (1) ($)	Total compensation ($)
David Michael Brett Johnson	Board of Manager	$30,000	$30,000	$60,000

(1)	Non-cash compensation in the form of Preferred Units to the value of $15,000 on a six-month basis.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

As of April, 2023, the following table sets out Slingshot USA, LLC’s voting securities that are owned by our executive officers, managers, and other persons holding more than 10% of the Company's voting securities.

Name of Beneficial Owner	Address of beneficial owner	Number of Units and nature of beneficial ownership (2)	USD	Percent of class (1)
Slingshot Productions Limited (3)	Level 3 Alexander House 35, Cybercity, Ebene, 72201, Mauritius	25,200,000 Common Units	-	50%
		28,400,000 Preferred Units	30,600,000	76.5%
The Gideon Trust (4)	Charter Place, 23/27 Seaton Place St Helier Jersey JE1 1JY	25,200,000 Common Units	-	50%

Notes:

(1) Based on a total of 50,400,000 Common Units and 37,111,015 Preferred Units, which are issued and outstanding as of April, 2023.

(2) All Units are directly held.

(3) Slingshot Productions Limited is part of the A2G Group of companies, with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the A2G Managers Trust beneficiaries.

(4) Pirunico Trustees (Jersey) Limited is the trustee of The Gideon Trust, and Osment Philip Cunningham is the beneficiary of The Gideon Trust.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company is under contract with Miombo Enterprises (Pty) Ltd t/a Sunrise Productions (“Sunrise”), a related party and a computer animation studio based in Cape Town, South Africa, with respect to the development and creation of DAVID. Osment Philip Cunningham is the co-owner of Sunrise, a member of the Company's Board of Managers, and the ultimate beneficial owner of The Gideon Trust, which owns 50% of the Company's voting rights.

The Company signed a service level agreement with A2G Managers Limited and Slingshot Productions Limited, which are part of the A2G Group of companies with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the A2G Managers Trust beneficiaries. Slingshot Productions Limited owns 50% of the Company's voting rights, and Sanet Kritzinger is appointed to the Company's Board of Managers.

The Company has entered into a legal binding subscription agreement with Slingshot Productions Limited, pursuant to which it has the option to call up to $10.6 million of Preferred Units from Slingshot Productions Limited. Furthermore, Slingshot Productions Limited has committed to invest $11 million in the Company through its Reg A+ offering (approximately $3 million of which was received by the Company in March 2023), and in conjunction the Company issued 2.2 million warrants (in March 2023) for preferred units to Slingshot Productions Limited that can be executed at a price of $0.01 per preferred unit within 6 months of issuance.

ITEM 6. OTHER INFORMATION

Not applicable.

ITEM 7. FINANCIAL STATEMENTS

Slingshot USA, LLC

A Delaware Limited Liability Company

Audited Financial Statements

December 31, 2022

Slingshot USA, LLC

A Delaware Limited Liability Company

Financial Statements and Independent Auditor’s Report

December 31, 2022, and 2021

Slingshot USA, LLC

TABLE OF CONTENTS

Page

INDEPENDENT AUDITOR’S REPORT	F-1 – F-2

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022 AND 2021, AND FOR THE YEAR AND PERIOD THEN ENDED:

Balance Sheets	F-3

Statements of Operations	F-4

Statements of Changes in Members’ Equity	F-5

Statements of Cash Flows	F-6

Notes to Financial Statements	F-7 – F-16

Independent Auditor’s Report

To Management and Members of Slingshot USA, LLC

Opinion

We have audited the accompanying financial statements of Slingshot USA, LLC (the Company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operation, statements of changes in members’ equity, and statements of cash flows for the year ended December 31, 2022 and the period from September 14, 2021 (inception) to December 31, 2021, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022, and the period from September 14, 2021 (inception) to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with US GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

F-1

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audits.

/s/ Tanner LLC

Lehi, Utah

April 28, 2023

3300 N. Triumph Blvd., Suite 410, Lehi, UT 84043

F-2

Slingshot USA, LLC
Balance Sheets
As of December 31, 2022, and 2021

	Notes	As of December 31, 2022	As of December 31, 2021
ASSETS
Current assets:
Cash		$2,345,593	$11,215
Accounts receivable		700,000	2,200,000
Subscription receivable		500,000	-
Prepaid expenses and other		34,411	-
Total current assets		3,580,004	2,211,215

Non-current assets:
Accounts receivable		-	300,000
Investments in production, net	6	22,454,248	19,600,000
Total non-current assets		22,454,248	19,900,000
TOTAL ASSETS		$26,034,252	$22,111,215

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Trade and other payables		$36,656	$163,210
Accounts payable to a related party	5	712,500	2,200,000
Accounts payable to parent company	5	193,431	235,238
Short-term loan	7	897,198	688,080
Total current liabilities		1,839,785	3,286,528

Long-term liabilities:
Accounts payable to a related party	5	-	300,000
Total long-term liabilities		-	300,000
Total liabilities		1,839,785	3,586,528

Members' equity:
Common units, no par, 70,000,000 authorized, 50,400,000 issued and outstanding at December 31, 2022, and 2021	4,9	-	-
Preferred Units, no par, 60,000,000 authorized, 27,134,404 and 19,600,000 issued and outstanding, at December 31, 2022, and December 31, 2021, respectively	4,9	26,754,131	19,600,000
Accumulated deficit		-2,559,664	-1,075,313
Total members' equity		24,194,467	18,524,687
TOTAL LIABILITIES AND MEMBER'S EQUITY		$26,034,252	$22,111,215

See the accompanying notes, which are an integral part of these financial statements.

F-3

Slingshot USA, LLC Statements of Operations
For the years ended December 31, 2022, and the period from September 14, 2021 (inception) to December 31, 2021

	Note	For the year ended December 31, 2022	For the period ended December 31, 2021
Revenue		$-	$-
Costs of net revenues		-	-
Gross profit		-	-

Operating expenses:
Advertising		973,043	844,080
Bank service charges		522	206
Insurance expense		6,133	10,646
Professional fees		504,353	220,381
Total operating expenses		1,484,051	1,075,313
Loss from operations before taxation		-1,484,051	-1,075,313
Income tax provision	8	300	-
Net loss		$-1,484,351	$-1,075,313

See the accompanying notes, which are an integral part of these financial statements.

F-4

Slingshot USA, LLC
Statements of Changes in Members’ Equity
For the year ended December 31, 2022, and the period from September 14, 2021 (inception) to December 31, 2021

		Common Units		Preferred Units
	Note	Number of Shares	Amount	Number of Shares	Amount	Accumulated Deficit	Total Members' Equity
Balance at September 14, 2021		-	$-	-	$-	$-	$-
Common units’ issuances:
No par, $1 issue	6	50,400,000	-	-	-	-	-
Preferred units’ issuances:
No par, $1 issue		-	-	19,600,000	19,600,000	-	19,600,000
Net loss		-	-	-	-	-1,075,313	-1,075,313
Balance at December 31, 2021		50,400,000	$-	19,600,000	$19,600,000	$-1,075,313	$18,524,687
Preferred unit issuances:
Regulation CF - No par, $1 issue		-	-	5,219,736	5,219,736	-	5,219,736
Regulation D – No par, $1 issue		-	-	1,400,000	1,400,000	-	1,400,000
Regulation A+ - No par, $1,25 issue		-	-	902,168	1,127,709	-	1,127,709
Offering costs		-	-	-	-605,814	-	-605,814
Stock-based compensation		-	-	12,500	12,500	-	12,500
Net loss		-	-	-	-	-1,484,351	-1,484,351
Balance at December 31, 2022		50,400,000	$-	27,134,404	$26,754,131	$-2,599,664	$24,194,467

See the accompanying notes, which are an integral part of these financial statements.

F-5

Slingshot USA, LLC
Statements of Cash Flows
For the year ended December 31, 2022, and the period from September 14, 2021 (inception) to December 31, 2021

	For the year ended December 31, 2022	For the period ended December 31, 2021
Cash flows from operating activities
Net loss	$-1,484,351	$-1,075,313
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	12,500	-
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	1,800,000	-2,500,000
(Increase)/decrease in subscription receivable	-500,000	-
(Increase)/decrease in prepaid expenses and other	-34,411	-
Increase/(decrease) in trade and other payables	-126,554	163,210
Increase/(decrease) in payables to a related party	-1,787,500	2,500,000
Increase/(decrease) in payables to parent company	-41,807	235,238
Net cash used in operating activities	-2,162,123	-676,865

Cash flows from investing activities
Investments in productions	-2,854,248	-
Net cash provided by (used in) investing activities	-2,854,248	-

Cash flows from financing activities
Proceeds from issuance of preferred units, net of offering costs	7,141,631	-
Proceeds from short-term loan	897,198	688,080
Repayment of short-term loan	-688,080	-

Net cash provided by financing activities	7,350,749	688,080

Net change in cash	2,334,378	11,215

Cash at beginning of period	11,215	-
Cash at end of period	$2,345,593	$11,215

Disclosure of non-cash investing and financing activities
Issuance of preferred units for production cost	$-	$19,600,000
Issuance of common units for intangible assets	$-	$-

See the accompanying notes, which are an integral part of these financial statements.

F-6

Slingshot USA, LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022, and 2021 and for the year and period then ended

NOTE 1: NATURE OF OPERATIONS

Slingshot USA, LLC (the “Company”) is a limited liability company organized in the state of Delaware on September 14, 2021, and made the Federal tax election to be taxed as a C corporation. The Company is co-owned by Slingshot Productions Limited and The Gideon Trust and does not have a finite life. Member liabilities are limited to the amount of equity contributions. All currency is reported in USD.

Slingshot USA, LLC was formed to produce a feature-length animated film based on the biblical story of DAVID. The objective is to make the movie to be as factually accurate as possible and simultaneously to make a movie that delights and entertains a wide global audience while delivering a powerful spiritual impact and providing a glimpse of God's heart. Our writers and directors have primarily referenced the NIV Bible to formulate accurate details of DAVID for the film. We have also built a Biblical Advisory Council that includes well-respected Evangelical theologians and Bible teachers, as well as a Jewish Rabbi based in Israel and a scholar of the original text, and has been really helpful in understanding the context of DAVID's time and culture.

A demo was created of DAVID, which is not part of the movie but was created to showcase the quality of the film that can be expected. The Demo is used for advertising and proof of concept when raising funds for the movie's production.

The filmmaking process starts with an idea. Successful ideas are generally written up as a treatment (or story description) and then proceed to a screenplay, followed by the storyboarding process, and finally into the production process. Excluding the script and early development phase, the production process, from storyboarding to filming out the final image, for a full-length feature film can take approximately three to four years.

The Company is under contract with Miombo Enterprises (Pty) Ltd t/a Sunrise Productions ("Sunrise"), a related party and a computer animation studio based in Cape Town, South Africa, for the development and creation of DAVID. We have commissioned Sunrise to employ a small collaborative team responsible for preparing storylines and ideas for the initial stages of development. Through a system of creative development controls, the team ensures that ideas follow the best creative path within the desired budget and schedule parameters. The project's complexity, background environments, characters, and elements in a project create a very intricate and time-consuming process.

The development phase generally consists of a story and visual development. In the pre-production phase, the script and story are further developed and refined before most of the film crew commences work on the project. The following production phase can last up to two years and involves the most significant number of staff. Finally, in the post-production phase, the core visuals and dialogue are in place, and we add essential elements such as sound effects and the music/score.

The Company’s activities since inception have consisted of formation activities; research and development; raising capital; business development; developing, financing, producing, and marketing for principal operations.

NOTE 2: LIQUIDITY

The going concern concept is a fundamental accounting assumption that assumes a company will continue its operations for the foreseeable future. In accordance with U.S. generally accepted accounting standards (US GAAP), the financial statements are prepared under the assumption that the entity will continue as a going concern unless management intends to liquidate the entity or cease operations or there is substantial doubt about the entity's ability to continue as a going concern.

The Company was registered on September 14, 2021, and the Company is in the process of producing the DAVID movie. The Company requires funding for operational, production, and advertising costs, collectively called the "Running cost," until the DAVID movie is released and generates revenue. The movie's release is planned for August 2025, and management estimates the total running cost to be $61 million, $35 million of which remains to be incurred as of December 31, 2022. Further, the Company has sustained recurring losses and has experienced negative cash flows from operating activities.

F-7

Slingshot USA, LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022, and 2021 and for the year and period then ended

Although production costs can be delayed to ensure the Company will continue as a going concern (based on the Company’s cash resources available as of the date the financial statements were available to be issued), the Company plans to incur $24 million of production costs from January 1, 2023 through April 30, 2024. On March 23, 2023, the Company received approximately $3 million of a $11 million subscription agreement from its parent company, which subscription agreement was entered subsequent to December 31, 2022. Management believes the remaining firm commitment pursuant to this subscription agreement, and an additional subscription agreement of $10.6 million, along with the Company’s existing cash resources, are sufficient to fund planned production costs through at least April 30, 2024.

The Company must find funding for the remaining $10.6 million of Running cost not yet funded. There can be no assurance as to the availability or terms upon which such financing and capital might be available.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements are presented in accordance with US GAAP.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents consist of cash at the bank.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance, and current economic conditions. No allowances for doubtful accounts were established as of December 31, 2022, and 2021.

Subscription Receivable

The Company records unit issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to issuing financial statements at a reporting date in satisfaction with the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to members' equity on the balance sheet. The Company’s subscription receivable as of December 31, 2022 was collected in cash on January 12, 2023.

Investments in Production

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), filmed entertainment costs include capitalized production costs, development costs, overhead, and capitalized interest costs, net of any amounts received from outside investors.

F-8

Slingshot USA, LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022, and 2021 and for the year and period then ended

Capitalized film and television series/specials production costs are amortized. Participations and residuals are accrued and included in costs of revenues in the proportion that a title's current revenue bears to its “Ultimate Revenue” per the individual- film-forecast-computation method. Therefore, the amount of capitalized production costs amortized each period will depend on the ratio of Current Revenue to Ultimate Revenue for each film or television series/special for such period. The Company makes certain estimates and judgments of Ultimate Revenue to be recognized for each film or television series/special based on information received from our distributors or operating/strategic partners, our knowledge of the industry, as well as our production teams’ historical experience. The factors that we consider in estimating Ultimate Revenue include the perceived likeability of a title, actual performance (when available) at the box office or in markets currently being exploited, the title's release dates in each market, as well as consideration of other competitive titles releasing during the same timeframe and general economic conditions.

Ultimate Revenue includes estimates of revenue that will be earned over a period of, at most, ten years from the initial release date. Our estimates of Ultimate Revenue factor in a title's actual performance in each market (e.g., theatrical, home entertainment, consumer products), remaining markets (and territories) in which the title has yet to be released, additional developments related to new contracts for other distribution windows (e.g., on-demand, pay television, digital, etc.) and consumer product licensing opportunities. Due to the nature of our primary distribution arrangements, a portion of our estimate of future revenues is known to the Company, even though they have yet to be recognized in our financial results. Similarly, as a result of fixed arrangements and minimum guarantees that we have in place for television distribution and consumer products licensing arrangements, other revenue streams are essentially known to the Company even though they have yet to be recognized in our financial results. Depending upon where a specific film is within its lifetime release cycle, the amount of actual performance and estimates of revenues expected to be earned in future release markets vary. Before a title's initial release in its primary market, which for our feature films is intended for the worldwide theatrical market, there is inherent uncertainty about its performance due to its dependency on audience acceptance. Once released into its initial primary market, the Company's estimates of a title's performance in subsequent markets are further refined as the Company can obtain and analyze the impact of that title's initial performance on remaining estimates of Ultimate Revenue and future net cash flows.

Estimates of Ultimate Revenue (and anticipated participation and residual costs) are reviewed periodically in the ordinary business course and revised as necessary. A change in any given period to the estimate of Ultimate Revenues for an individual title will result in an increase or decrease in the percentage of amortization of capitalized production costs (and accrued participation and residual costs) recognized in that period. Depending on the performance of a title, significant changes to future Ultimate Revenue may occur, which could result in substantial changes to the amount of amortization of the capitalized production costs. An increase in the estimate of Ultimate Revenues will lower the percentage rate of amortization. Conversely, a decrease in the estimation of Ultimate Revenues will raise the percentage rate of amortization. In addition to evaluating estimates of Ultimate Revenue, in estimating a film's performance, the Company also considers other factors that may indicate that a title's carrying value is impaired.

For example, the Company considers substantial delays in a title's completion or release schedule, significant costs incurred over those originally forecasted, or significant underperformance in a particular market as possible indicators that a title's carrying value may be impaired, which may require a significant downward change in the estimate of a title's Ultimate Revenues. Suppose any one or a combination of these performance-related factors leads to a material change to our assessment of the recoverability of a title's carrying value. In that case, we evaluate the title's then-capitalized production costs for possible impairment by calculating the fair value of its capitalized costs (which is calculated using the net present value of the estimated remaining net cash flows to be generated for the title being evaluated). The Company derives these fair value measurements based on our assumptions about how market participants would price the asset. Due to the nature of these assets, market data for similar assets are unavailable.

F-9

Slingshot USA, LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022, and 2021 and for the year and period then ended

Key assumptions used in such fair value measurements include: (1) the discount rate applied to future cash flow streams, which is based on a risk-free rate plus a risk premium representing the risk associated with the type of property being exploited, (2) the performance in markets not yet released and (3) the number of years over which we estimate future net cash flows. If we determine that a title's current carrying value (unamortized capitalized production costs) is greater than its fair value, then the title will be written down to fair value, and the write-off will be recorded as an impairment charge.

For feature films, the uncertainty around the estimates of net cash flows is reduced after a film's initial theatrical release as the level of predictability becomes higher. Thus, to the extent that we record a material impairment charge, it generally occurs in the quarter of a film's initial theatrical release.

Furthermore, a title's exposure to a material impairment charge generally declines over time (and most dramatically after a title's worldwide theatrical release) as the majority of a title's film costs are typically amortized within the first three years from initial release (approximately 50% and 80% within the first 12 months and three years, respectively).

After a film's initial worldwide theatrical release, the Company may observe indicators of impairment, such as lower-than-expected performance in home entertainment and other post-theatrical markets, which result in a reduction in our estimate of a film's Ultimate Revenues and may result in an impairment of the movie in periods following its initial theatrical release.

The Company may also record a write-down of capitalized production costs for an unreleased film if our estimate of Ultimate Revenues for such an unreleased title indicates that the capitalized production costs may not be recoverable. In such instances, the Company evaluates the title for impairment (as previously described), which could result in a pre-release write-down of the capitalized production costs.

As it relates to titles that have been impaired, additional impairments may be subsequently recorded if the uncertain components of our future revenues associated with those titles (e.g., those related to home entertainment sales) do not materialize as currently expected.

No reductions or impairments were recorded for the year ended December 31, 2022, and period ended December 31, 2021.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices, such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows, or similar techniques, and at least one significant model assumption or input is unobservable. The carrying amounts reported in the balance sheets approximate fair value.

F-10

Slingshot USA, LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022, and 2021 and for the year and period then ended

Concentrations of Credit Risks

-	Cash

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of December 31, 2022, all of the Company’s cash and cash equivalents were deposited in a single financial institution with the majority of the cash and cash equivalents exceeding the FDIC insurance limit.

-	Distribution and servicing arrangements

Angel Studios, Inc has been engaged as DAVID's exclusive worldwide distributor. The Company and Angel Studios have agreed to collaborate and mutually agree on marketing strategy, and Angel Studios agreed to fund the marketing budget up to 50% of production costs. The key terms of the distribution agreement are:

-	From the first dollar earned, 9% will be paid to the Company’s Torch Creation Fund, and Angel will hold 6% to cover Operations & Development Fee (“O&D”) cost. This 15% combined fee will continue to be paid until the Opportunity Cost Corridor (“OCC”) is reached (see below).
-	The 85% revenue balance will be dedicated to recouping all Permitted Distribution and Marketing Expenses.
-	After all Permitted Distribution and Marketing Expenses are recouped, the 85% balance will be paid to the Company until Production Costs have been recouped.
-	After that, the OCC will commence (and the O&D Fee and Torch Creation Fund will cease). During the OCC, Angel will receive 60% of the net revenue until it has received 27.33% of the Production Cost paid to the Company. The 40% revenue balance will be paid to the Company throughout the OCC.
-	Finally, after the OCC ends, the Company will receive 66.67% of further net revenue, except for revenue earned through distribution via the Angel App. The Company will be paid 56.67% of any revenue derived from the Angel App, plus an additional Bonus of approximately 10%. However, it may be higher or lower, subject to the performance of the content on the App.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $0 for the years ended December 31, 2022 and 2021. Revenue attributable to the Company’s projects will be recognized over multiple months or years.

Unit-Based Compensation

The Company measures unit-based awards at grant-date fair value and recognizes employee and consultant compensation expenses on a straight-line basis over the award's vesting period. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's preferred units.

F-11

Slingshot USA, LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022, and 2021 and for the year and period then ended

Offering Costs

The Company records offering costs in accordance with FASB ASC 340-10-S99-1. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company accounts for income taxes per the Income Taxes Topic of the FASB Accounting Standards Codification (ASC Topic 740), which requires, among other things, the separate recognition of deferred tax assets and deferred tax liabilities. Such deferred tax assets and deferred tax liabilities represent the tax effect of temporary differences between financial reporting and tax reporting measured at enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Valuation allowances, if any, are recorded to reduce deferred tax assets to the amount considered more-likely-than-not to be realized. ASC Topic 740 requires that the Company recognize only the impact of tax positions that, based on their technical merits, are more likely than not to be sustained upon an audit by the taxing authority.

The determination of the Company's provision for income taxes, including the Company's effective tax rate and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations, and strategies, including the determination of deferred tax assets and liabilities and any estimated valuation allowances the Company deems necessary to value deferred tax assets.

The Company's judgments and tax strategies are subject to audit by various taxing authorities. While the Company believes it has provided adequate for any uncertain income tax positions in our financial statements, adverse determinations by taxing authorities could have a material negative effect on our financial condition, results of operations, or cash flows.

NOTE 4: MEMBERS’ EQUITY

The Company has issued two types of units, namely Common and Preferred. "Unit" means a portion of the Company's Membership Interests, including any Common and Preferred Units. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

"Preferred Units" means Units of the Company that have the same rights as those held by the Common Unitholders, except that (a) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company's acts, and any reference to the vote of the Members or a Majority vote excludes the Preferred Unit holders, (b) the Preferred Units include a right to Preferred distributions as explained below, and (c) the Preferred Units only contain a certain right to information as required to be filed annually according to 17 CFR 227.202.

Before making any distributions to the Common Unitholders, the Company shall first distribute to the Preferred Unit holders until they receive a cumulative return of one hundred twenty percent (120%) of their initial capital contribution. Once the Preferred Unit holders have received a total of one hundred twenty percent (120%) of their initial capital contribution, the Company shall distribute all Profits in proportion to the Member's Membership Interest.

In March 2022, the Company completed an equity offering through Regulation crowdfunding and raised gross proceeds of $5,219,736 for the issuance of 5,219,736 units of Preferred Units. The offering price for this offering was $1.00 per unit.

F-12

Slingshot USA, LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022, and 2021 and for the year and period then ended

During the 2022 financial year, the Company completed Regulation D equity raises, providing gross proceeds of $1,400,000 for the issuance of 1,400,000 units of Preferred Units. The offering price for these offerings was $1.00 per unit.

The Company had a Regulation A funding round open during the year ended December 31, 2022. During that period, investors could purchase Preferred Units at a unit price of $1.25, and the Company raised gross proceeds of $1,127,710.

For the active rounds as of December 31, 2021, and 2022, investors had the opportunity to earn rewards (e.g., signed film poster, signed script, behind-the-scenes book, limited edition canvas, etc.) based on the amount of money they invested.

As of December 31, 2022, the total reward value owed for the units sold in the year was estimated at $20,000 and a liability was recorded in accrued expenses in the balance sheet as of December 31, 2022, and as a reduction to members’ equity for the year ended December 31, 2022.

Common and Preferred Unit par values and units authorized, issued, and outstanding are reported in the following table;

			Units issued and outstanding
	Par value	Authorized	December 31, 2022	December 31, 2021
Common units	$0.00	70,000,000	50,400,000	50,400,000
Preferred units	$0.00	60,000,000	27,134,404	19,600,000

NOTE 5: RELATED PARTY TRANSACTIONS

Acquisition of intangible assets

Upon creation of the Company, intangible assets were purchased from its parent company, Slingshot Productions Limited. In return, the Company issued Common and Preferred units. Slingshot Productions Limited and the Company are related parties. Based on the circumstances, the Company recorded the intangible assets and film cost acquired at the carry-over cost values of $0 and $19,600,000, respectively. Refer to note 6 for additional information.

Amount due to parent company

An amount of $193,431 and $ 235,238 is due to the Company’s parent company, Slingshot Productions Limited, for accounting and administrative support services as well as expenses borne on behalf of the Company as of December 31, 2022 and 2021, respectively.

Amount due to a related company

An amount of $700,000 and $2,500,000 is due to a related company, Miombo Enterprises (Pty) Ltd, as of December 31, 2022, and December 31, 2021, respectively. These amounts represent the net amount due for the production of the Young DAVID short, which is a 5-minute short animation that will be premiered before the release of the DAVID movie, and amounts prepaid for the production of the DAVID movie.

An amount of $12,500 is due to a Manager of the Company for services delivered during 2022.

The amounts are disclosed as follows on the balance sheet:

	December 31, 2022	December 31, 2021
Current accounts payable to a related party	$712,500	$2,200,000
Non-current accounts payable to a related party	-	300,000
∫Total	$712,500	$2,500,000

F-13

Slingshot USA, LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022, and 2021 and for the year and period then ended

NOTE 6: INVESTMENTS IN PRODUCTION

Slingshot Productions Limited is the Company’s parent company, and therefore is a related party. The Company accounted for the 2021 issuance of Preferred Units for film costs at the cost basis of the film costs of $19,600,000. Additional intangible assets, including intellectual property, production art collection, video and audiovisual material, and distribution agreement, were also sold by Slingshot Productions Limited to the Company and recorded in the financial statements at $0, being the carry-over cost basis. Management believes the tax basis for the film cost and intangible assets acquired is $70,000,000.

The film costs were acquired in 2021 from Slingshot Productions Limited for 19,600,000 Preferred Units, and the other intangible assets were received in return for 50,400,000 Common Units.

The Company will begin amortizing film costs once the production phase of the movie concludes and the Company begins recognizing revenue. The Company expects to record amortization over the next five years as follows:

Year ending December 31,
2023	$-
2024	-
2025	19,584,420
2026	1,450,838
2027	608,251

NOTE 7: FINANCING ARRANGEMENTS

The Company signed an interest-free loan and security agreement effective October 18, 2021, with Angel Studios, Inc., a Delaware corporation, for up to a maximum of $1,000,000. The loan was repayable within seven months of the effective date and is exclusively to fund the digital ad-buying for Regulation crowdfunding. On December 31, 2021, the Company utilized $688,080 of the facility, which was fully repaid during 2022.

The Company signed an interest-free loan and security agreement effective February 17, 2022, with Angel Studios, Inc., a Delaware corporation, for up to a maximum of $5,000,000. The loan is repayable within twelve months of the effective date and is exclusively to fund the digital ad-buying for Regulation crowdfunding. On December 31, 2022, the Company utilized $ 897,198 of the facility, which was fully repaid after December 31, 2022. Unissued Preferred Units secured the loan.

F-14

Slingshot USA, LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022, and 2021 and for the year and period then ended

NOTE 8: INCOME TAXES

	December 31, 2022	December 31, 2021
Delaware franchise tax	$300	$-

Net deferred tax assets consist of the following components:

	December 31, 2022	December 31, 2021
Net operating losses	$546,234	$225,816
Less valuation allowance	-546,234	-225,816
Net deferred tax assets/(liabilities)	$-	$-

The following table reconciles the US statutory tax rate to the effective income tax rate for the year ended December 31, 2022, and 2021:

	December 31, 2022	December 31, 2021
US statutory tax rate	21%	21%
Change in the valuation allowance	-21%	-21%
Effective rate	-	-

As of December 31, 2022, and December 31, 2021, the Company had federal net operating losses carryforwards of $2,601,113 and $1,075,313, respectively, which can be carried forward indefinitely but are subject to an 80% use limitation annually.

The Company evaluates all available evidence to assess whether a valuation allowance is necessary to reduce its deferred tax assets. In both 2022 and 2021, due to operating losses incurred and uncertainty surrounding the Company's ability to secure funding for the completion of its movie production and the uncertainty surrounding the success of the Company’s first-time production, a total valuation allowance was recorded against net deferred tax assets as of December 31, 2022, and December 31, 2021. Management could not determine with sufficient certainty that the deferred tax assets would be realized.

The Company files federal and state income tax returns in various jurisdictions with different statute limitations. As of December 31, 2022, the Company's 2022 and 2021 tax years were still subject to examination, but no tax returns were under audit.

The Company complies with the provisions of ASC Topic 740, which addresses accounting for uncertainty in tax positions. The guidelines require the impact of a tax position to be acknowledged in the financial statements if that position is more likely than not to be sustained on an audit based on the technical merits of the position. The Company includes any interest and penalties associated with unrecognized tax benefits within the provision for income taxes. The Company did not record any liability for unrecognized tax benefits for the years ended December 31, 2022, and December 31, 2021. The Company does not anticipate a significant change in its liability for unrecognized tax benefits over the next twelve months.

F-15

Slingshot USA, LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2022, and 2021 and for the year and period then ended

NOTE 9: SUBSEQUENT EVENTS

Management evaluated subsequent events through April 30, 2023, when the financial statements were available to be issued. The Company successfully launched its Regulation A+ crowdfunding campaign, which was approved through December 31, 2023. To date, $13,598,474 has been received through Reg A+, which includes an $11 million subscription agreement from Slingshot Productions Limited (the Company’s parent company). Approximately $3,030,000 of the $11 million subscription has been received by the Company in March 2023. The Company also issued Slingshot Productions Limited 2,200,000 warrants at an exercise price of $0.01 per preferred unit, which can be exercised on September 8, 2023.

F-16

ITEM 10. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report in each case, as indicated below.

1.	Form of Subscription Agreement*

2.	Escrow Agent Agreement*

*Previously filed.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Slingshot USA, LLC

/s/ Sanet Kritzinger
Manager